UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

KATE SPADE & COMPANY

(Name of Subject Company)

KATE SPADE & COMPANY

(Name of Person Filing Statement)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

485865109

(CUSIP Number of Class of Securities)

Craig A. Leavitt

Chief Executive Officer

Kate Spade & Company

2 Park Avenue

New York, New York 10016

212-354-4900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Thomas Linko	Robert B. Schumer
Senior Vice President, Chief Financial Officer	Justin G. Hamill
Kate Spade & Company	Paul, Weiss, Rifkind, Wharton & Garrison LLP
2 Park Avenue	1285 Avenue of the Americas
New York, New York 10016	New York, New York 10019
212-354-4900	(212) 373-3000

☒     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On May 7, 2017, Kate Spade & Company  (the “Company” or “we”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Coach, Inc. (“Parent” or “Coach”), a Maryland corporation, and Chelsea Merger Sub Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Parent. On May 8, 2017, the Company and the Parent issued a joint press release announcing the proposed transaction and execution of the Merger Agreement.

Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Purchaser will commence a tender offer (the “Offer”) no later than May 26, 2017, to acquire all of the outstanding shares of common stock of the Company, $1.00 par value per share (the “Shares”), at a purchase price of $18.50 per Share (the “Offer Price”), subject to any required withholding of taxes and without interest thereon. Under certain circumstances, Purchaser will be required to extend the Offer on one or more occasions in accordance with the terms set forth in the Merger Agreement and the applicable rules and regulations of the United States Securities and Exchange Commission (the “SEC”). Purchaser will not be required to extend the Offer beyond February 7, 2018 and may not extend the Offer beyond such date without the prior written consent of the Company.

As soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent. The Merger will be governed by Section 251(h) of the Delaware General Corporate Law, as amended (“DGCL”) and effected without a vote of the Company stockholders. At the effective time of the Merger, each issued and outstanding Share (other than Shares owned by (i) the Company including Shares held in treasury, Parent or any of their wholly-owned subsidiaries, which Shares will be cancelled and will cease to exist or (ii) any person who is entitled to and properly demands statutory appraisal of his, her or its Shares under Delaware law) will be converted into the right to receive an amount in cash equal to the Offer Price, subject to any required withholding taxes and without interest thereon.

This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer and Merger:

(i)                                     Joint press release, dated as of May 8, 2017, issued by the Company  and Parent, relating to the proposed acquisition of the Company by Parent (Exhibit 99.1)

(ii)                                  Communication to Employees, dated May 8, 2017 from the Chief Executive Officer of the Company (Exhibit 99.2)

(iii)                               Form of Communication to Business Partners, dated May 8, 2017 (Exhibit 99.3)

Additional Information

The tender offer described in this document and the exhibits filed herewith has not yet commenced. This document is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. At the time the tender offer is commenced, Coach, Inc. and its wholly owned subsidiary, Chelsea Merger Sub Inc., intend to file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Kate Spade & Company  intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Coach, Inc., Chelsea Merger Sub Inc. and Kate Spade & Company intend to mail these documents to the Kate Spade & Company   stockholders. INVESTORS AND SHAREHOLDERS SHOULD READ THOSE FILINGS CAREFULLY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Those documents may be obtained without charge at the SEC’s website at www.sec.gov. The offer to purchase and related materials may also be obtained (when available) for free by contacting the information agent for the tender offer.

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Cautionary Statement Regarding Forward-Looking Statements

This document and the exhibits filed herewith contain forward-looking information related to Coach, Inc., Kate Spade & Company and the proposed acquisition of Kate Spade & Company by Coach, Inc. that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this document include, among other things, statements about the potential benefits of the proposed acquisition, anticipated earnings accretion and growth rates, Coach, Inc.’s and Kate Spade & Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Coach, Inc. and Kate Spade & Company, and the anticipated timing of closing of the acquisition. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of Kate Spade & Company’s stockholders will tender their shares in the tender offer and the possibility that the acquisition does not close; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business and operational relationships; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Coach, Inc.’s common stock and on Coach, Inc.’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; and future business combinations or disposals.  In addition, actual results are subject to other risks and uncertainties that relate more broadly to Coach, Inc.’s overall business, including those more fully described in Coach, Inc.’s filings with the U.S. Securities and Exchange Commission (“SEC”) including its annual report on Form 10-K for the fiscal year ended December 31, 2016, and its quarterly reports filed on Form 10-Q for the current fiscal year, and Kate Spade & Company’s overall business and financial condition, including those more fully described in Kate Spade & Company’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2016, and its quarterly reports filed on Form 10-Q for the current fiscal year.

The forward-looking statements in this document and the documents filed herewith speak only as of this date and the date of such documents, respectively. We expressly disclaim any current intention to update or revise any forward-looking statements contained in this document to reflect any change of expectations with regard thereto or to reflect any change in events, conditions, or circumstances on which any such forward-looking statement is based, in whole or in part.

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Exhibit Index

Exhibit
Number	Description
99.1	Joint press release, dated as of May 8, 2017, issued by the Company and Parent, relating to the proposed acquisition of the Company by Parent.
99.2	Communication to Employees, dated May 8, 2017 from the Chief Executive Officer of the Company.
99.3	Form of Communication to Business Partners, dated May 8, 2017.

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